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                                                               Exhibit 3(a) (vi)

                               TCI SOLUTIONS, INC.


                                                          December 21, 2001


Productivity Fund IV
The Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606
Attn: Mark Koulogeorge

        Re:    Management Rights

Gentlemen:

        This letter will confirm our agreement that effective upon your purchase of 7,000,000 shares of Series B Redeemable Convertible Participating Preferred Stock of TCI Solutions, Inc., a Delaware corporation (the "Company"), you will be entitled to the following contractual management rights, in addition to rights to certain non-public financial information, inspection rights and other rights that you may be entitled to pursuant to the Amended and Restated Stockholders Agreement of even date herewith:

        (1) You shall be permitted to consult with and advise management of the Company on significant business issues, including management's proposed annual operating plans, and management will make itself available to meet with you at the Company's facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans.

        (2) You may examine the books and records of the Company and inspect its facilities and may request information at reasonable times and intervals concerning the general status of the Company's financial condition and operations, provided that access to highly confidential proprietary information and facilities need not be provided.

        (3) If and for so long as you do not have a representative on the Company's Board of Directors, the Company shall invite you to send your representative to attend in a nonvoting observer capacity all meetings of its Board of Directors and any committees thereof and, in this respect, shall give your representative copies of all notices, minutes, consents, and other material that it provides to its Directors; provided, however, that the Company reserves the right to exclude your representative from access to any material or meeting or portion thereof if the Company believes upon advice of counsel that such exclusion is reasonably necessary to preserve the attorney-client privilege.

        The rights described herein shall terminate and be of no further force or effect upon the earliest to occur of (a) the closing of a public offering of shares of the Company's capital stock pursuant to a registration statement filed by the Company under the Securities Act of 1933 which has become effective thereunder (other than a registration statement relating solely to employee benefit plans or a transaction covered by Rule 145), (b) such time as the Company becomes


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                                       -2-

required to file reports with the Securities and Exchange Commission under Sections 12(g) or 15(d) of the Securities Exchange Act of 1934, or (c) such time as you hold, in the aggregate, less than 20% of the Series B Convertible Preferred Stock purchased by you on the date hereof.

                                        Very truly yours,

                                        TCI SOLUTIONS, INC.


                                        By:     /s/  Stephen P. DeSantis
                                                --------------------------------
                                        Title:  Chief Financial Officer